UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A2
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MAGAL SECURITY SYSTEMS LTD.
(Name of Subject Company)

MAGAL SECURITY SYSTEMS LTD.
 (Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
(Title of Class of Securities)

M6786D104
(CUSIP Number of Class of Securities)

Doron Kerbel
Vice President and General Counsel
Magal Security Systems Ltd.
17 Altalef Street
Yehud, Israel
+972-3-5391-444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

 With Copies to:

Steven J. Glusband, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005
(212) 732-3200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed on June 1, 2020, as amended June 15, 2020, with the Securities and Exchange Commission (the “SEC”) by Magal Security Systems Ltd., an Israeli company (“Magal” or the “Company”). The Schedule 14D-9 relates to the cash tender offer by FIMI Opportunity V, L.P, a limited partnership organized under the laws of the State of Delaware and FIMI Israel Opportunity Five, Limited Partnership, a limited partnership organized under the laws of the State of Israel, both limited partnerships which are part of a group of private equity funds known as the FIMI Funds (the “Purchasers”), to purchase from the Company’s shareholders ( the “Shareholders”) up to 8,669,029 Ordinary Shares (the “Targeted Number of Shares”), which represent approximately 37.4% of the outstanding Ordinary Shares, and at least 1,200,000 Ordinary Shares which represents approximately 5.2% of the outstanding Ordinary Shares,  at a price of $2.95 per Share, net to the sellers in cash (subject to withholding taxes, as applicable), and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchasers’ offer to purchase (the “Offer”). The terms of the Offer are disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by the Purchasers with the Securities and Exchange Commission (“SEC”) on May 22, 2020, as amended on June 2, 2020. On June 16, 2020, the Purchasers increased the price to be paid in their cash tender offer to $3.01 per Share in cash (the Amended Offer Price”).

The information in the Schedule 14D-9, including all exhibits that were previously filed with or incorporated by reference into the Schedule 14D-9, is incorporated in this Amendment No. 2 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	On June 16, 2020, the Purchasers increased the price to be paid in their cash tender offer to the Amended Offer Price of $3.01 per Share in cash.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

On June 16, 2020, the Purchasers informed the Company that the Purchasers had determined to increase the price to be paid in their cash tender offer to the Amended Offer Price of $3.01 per Share in cash.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

On June 25, 2020, the Board, acting on behalf of the Company, unanimously (with the exception of Messrs. Beck and Ben-Haim who have conflicts of interest (as described in Item 3 above), and did not participate in the consideration of the Offer by the Board as described below) determined after reviewing the Amended Offer Price and the factors previously reviewed that it is would continue to express no opinion and is remaining neutral with respect to the Offer.

(1)	The bullet point captioned “Historical market prices of the Ordinary Shares” is hereby replaced with the following:

•
Historical market prices of the Ordinary Shares: The closing price of the Shares on the Nasdaq Global Select Market on the last day prior to the commencement of the Offer on May 22, 2020, was $3.00 per share, which was above the Offer Price of $2.95. The Offer Price was slightly below the average closing price of the Shares for the previous 10 trading days of $2.958 per Share The closing price of the Shares on May 29, 2020, the last trading day before the Board of Directors met to review the Offer, was $2.95, which was the same as the Offer Price. The closing price of the Shares on June 15, 2020, the last trading day before announcement of the Amended Offer Price, was $2.99 per share.  The closing price of the Shares on June 24, 2020, the last trading day before the Board of Directors met to review the Offer in light of the Amended Offer Price, was $2.99, which was below the Amended Offer Price. Shareholders should review the information regarding the Company’s share price performance set forth in Section 6 of the Offer to Purchase (“Price Range of the Shares, etc.”) and also obtain a current market quotation for the Ordinary Shares;

ITEM 9. EXHIBITS.

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated May 22, 2020 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchasers filed with the SEC on May 22, 2020).
(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchasers filed with the SEC on May 22, 2020).
(a)(1)(C) (a)(1)(D)
Notice of Objection (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of Purchasers filed with the SEC on May 22, 2020).

Amended Offer to Purchase dated June 16, 2020 (incorporated herein by reference to Exhibit (a)(1)(A) to Amendment No. 2 of the Tender Offer Statement on Schedule TO of Purchasers filed with the SEC on June 16, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 25, 2020

MAGAL SECURITY SYSTEMS LTD. By: /s/ Dror Sharon Dror Sharon Chief Executive Officer